Pricing Supplement (To the Prospectus dated September 7, 2018, the Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement dated September 10, 2018)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-227001 June 25, 2020

Royal Bank of Canada	$10,000,000 Buffered Phoenix Autocallable Notes with Memory Coupon Due June 29, 2021 Linked to the Invesco QQQ Trust, Series 1 Senior Global Medium -Term Notes, Series H
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The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if (i) on any of the Observation Dates (other than the final Observation Date), the closing price of the Invesco QQQ Trust, Series 1 (the “Reference Asset”) or (ii) with respect to the final Observation Date, the Final Price (as defined below) is at or above the Coupon Barrier (as defined below). Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Coupon for each Observation Date. Due to the memory feature described below, a Contingent Coupon that is not payable on a Coupon Payment Date may be paid on a subsequent Coupon Payment Date or at maturity.

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Investors in the Notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Coupon payment may be made with respect to some or all of the Observation Dates. Contingent Coupon payments should not be viewed as periodic interest payments.

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The Notes are subject to automatic call if the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price. If the Notes are not automatically called and the Final Price is below the Buffer Price (as defined below), investors will be exposed to the depreciation in the Reference Asset, and could lose all or a portion of the principal amount. Investors in the Notes should be willing to accept this risk of loss. Any payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing June 29, 2021.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on June 25, 2020 (the “trade date”), and will be issued on June 30, 2020 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The Invesco QQQ Trust, Series 1 (Bloomberg symbol: “QQQ”)
Observation Dates:	September 24, 2020, December 24, 2020, March 24, 2021 and June 24, 2021(a)
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Valuation Dates:	June 18, 2021, June 21, 2021, June 22, 2021, June 23, 2021 and the final Observation Date(a)
Maturity Date:	June 29, 2021(a)
Contingent Coupons and Memory Feature:
The Contingent Coupon will be paid on each Coupon Payment Date if (i) the closing price of the Reference Asset on the applicable Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price, is at or above the Coupon Barrier. If the Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date (or at maturity) on which the Contingent Coupon is payable, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.

Contingent Coupon:	$24.50 per $1,000 in principal amount of the Notes, if payable.
Initial Price:	$243.71, which was the closing price of one share of the Reference Asset on June 24, 2020.
Coupon Barrier and Buffer Price:	$194.97, which is 80.00% of the Initial Price (rounded to two decimal places).
Buffer Percentage:	20%
Downside Multiplier	1 divided by 0.80, or 1.25.
Call Feature:
If the closing price of the Reference Asset on any Observation Date (other than the final Observation Date) is at or above the Initial Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date, together with any previously unpaid Contingent Coupons.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Payment at Maturity:
If the Notes are not called and on the final Observation Date:
•            the Final Price is at or above the Buffer Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date  and any previously unpaid Contingent Coupons with respect to the prior Coupon Payment Dates; or
•            the Final Price is below the Buffer Price, then you will receive a cash amount equal to:
Principal amount x (1 + ((Percentage Change + Buffer Percentage) x Downside Multiplier)).
In this case, you will incur a loss of approximately 1.25% of the principal amount for each 1% that the Final Price is less than the Buffer Price, and you will lose some or all of your initial investment.

Percentage Change:	Final Price - Initial Price Initial Price
Final Price:	The arithmetic average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
CUSIP/ISIN:	78015KVB7 / US78015KVB78
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
Estimated Value:
The initial estimated value of the Notes as of the trade date is $989.28 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a) Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement, and “Risk Factors” beginning on page PS-5 of the product prospectus supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$5	$995
Total	$10,000,000	$50,000	$9,950,000
1. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $995 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.
2. JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $5 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated September 10, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and “Risk Factors” in the product prospectus supplement dated September 10, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement CCBN-1 dated September 10, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038091/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Return on the Notes Assuming a Range of Performance for the Reference Asset?
The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Asset. The hypothetical payments and examples set forth below assume an Initial Price of $100.00, and a Coupon Barrier and Buffer Price of $80.00, and reflect the Contingent Coupon of $24.50, if payable. The actual Initial Price, Coupon Barrier and Buffer Price are set forth on the cover page of this document.
The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Asset Price	Percentage Change in the Value of the Reference Asset at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Price (3)	Percentage Change at Final Observation Date	Payment at Maturity(2)	Return on the Notes(4)
$180.00	80.00%	$1,024.50	2.45%	$180.00	80.00%	$1,024.50	2.45%
$170.00	70.00%	$1,024.50	2.45%	$170.00	70.00%	$1,024.50	2.45%
$160.00	60.00%	$1,024.50	2.45%	$160.00	60.00%	$1,024.50	2.45%
$150.00	50.00%	$1,024.50	2.45%	$150.00	50.00%	$1,024.50	2.45%
$140.00	40.00%	$1,024.50	2.45%	$140.00	40.00%	$1,024.50	2.45%
$130.00	30.00%	$1,024.50	2.45%	$130.00	30.00%	$1,024.50	2.45%
$120.00	20.00%	$1,024.50	2.45%	$120.00	20.00%	$1,024.50	2.45%
$110.00	10.00%	$1,024.50	2.45%	$110.00	10.00%	$1,024.50	2.45%
$105.00	5.00%	$1,024.50	2.45%	$105.00	5.00%	$1,024.50	2.45%
$100.00	0.00%	$1,024.50	2.45%	$100.00	0.00%	$1,024.50	2.45%
$95.00	-5.00%	$24.50	2.45%	$95.00	-5.00%	$1,024.50	2.45%
$90.00	-10.00%	$24.50	2.45%	$90.00	-10.00%	$1,024.50	2.45%
$85.00	-15.00%	$24.50	2.45%	$85.00	-15.00%	$1,024.50	2.45%
$80.00	-20.00%	$24.50	2.45%	$80.00	-20.00%	$1,024.50	2.45%
$75.00	-25.00%	$0.00	0.00%	$75.00	-25.00%	$937.50	-6.25%
$70.00	-30.00%	$0.00	0.00%	$70.00	-30.00%	$875.00	-12.50%
$60.00	-40.00%	$0.00	0.00%	$60.00	-40.00%	$750.00	-25.00%
$50.00	-50.00%	$0.00	0.00%	$50.00	-50.00%	$625.00	-37.50%
$40.00	-60.00%	$0.00	0.00%	$40.00	-60.00%	$500.00	-50.00%
$30.00	-70.00%	$0.00	0.00%	$30.00	-70.00%	$375.00	-62.50%
$20.00	-80.00%	$0.00	0.00%	$20.00	-80.00%	$250.00	-75.00%
$10.00	-90.00%	$0.00	0.00%	$10.00	-90.00%	$125.00	-87.50%
$0.00	-100.00%	$0.00	0.00%	$0.00	-100.00%	$0.00	-100.00%
(1) The Notes will be automatically called if the closing price of one share of the Reference Asset on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date (i) if the closing price of one share of the Reference Asset on that Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price is greater than or equal to the Coupon Barrier. As set forth above, an unpaid Contingent Coupon may be payable on a subsequent Coupon Payment Date, or at maturity. This column does not reflect any previously unpaid Contingent Coupons that may be payable at on a Coupon Payment Date or at maturity.
(3) The Final Price is equal to the arithmetic average of the closing prices of one share of the Reference Asset on each of the Valuation Dates.
(4) This column reflects only the hypothetical return received in respect of the payment on the maturity date. In addition to this payment, if the closing price of the Reference Asset is greater than or equal to the Coupon Barrier (but below the Initial Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons.

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call
The following examples illustrate how the payments will be calculated.
Example 1: The closing price of the Reference Asset increases from the Initial Price of $100.00 to $110.00 on the first Observation Date.
Because the closing price of the Reference Asset on the first Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,024.50 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 2.45% on the Notes. No further amount will be owed to you under the Notes.
Example 2: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $55.00 on the first Observation Date (below the Coupon Barrier), $50.00 on the second Observation Date (below the Coupon Barrier), and increases to $120.00 on the third Observation Date.
The closing price of the Reference Asset on the first and second Observation Dates was below the Initial Price, so the Notes were not automatically called; in addition, the first two Contingent Coupons were not payable. Since the closing price of the Reference Asset on the third Observation Date is above the Initial Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,073.50 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the third Observation Date ($24.50), plus the Contingent Coupons that were not payable on the first two Coupon Payment Dates ($49.00). An investor’s return would be 7.35% on the Notes. No further amount will be owed to you under the Notes.
Example 3: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $50.00 on the first Observation Date (below the Coupon Barrier), $55.00 on the second Observation Date (below the Coupon Barrier), $50.00 on the third Observation Date (below the Coupon Barrier) and the Final Price of $95.00 (above the Coupon Barrier and Buffer Price).
The closing price of the Reference Asset on the first, second and third Observation Dates was below the Initial Price, so the Notes were not automatically called; in addition, the first three Contingent Coupons were not payable. Since the Final Price is above the Buffer Price, at maturity, the investor receives a payment of $1,098.00 per $1,000 in principal amount of the Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the final Observation Date ($24.50), plus the three previously unpaid Contingent Coupon payments ($73.50). The investor’s return would be 9.80% on the Notes. No further amount will be owed to you under the Notes.
Example 4: The closing price of the Reference Asset decreases from the Initial Price of $100.00 to $53.00 on the first Observation Date (below the Coupon Barrier), $50.00 on the second Observation Date (below the Coupon Barrier), $55.00 on the third Observation Date (below the Coupon Barrier) and the Final Price is $60.00 (below the Coupon Barrier and Buffer Price).
In this example, no Contingent Coupons were payable prior to maturity. At maturity, since the Final Price is below the Coupon Barrier and Buffer Price, the investor receives a payment per $1,000 in principal amount equal to:
$1,000 x [1 + ((-40.00% + 20.00%) x (100/80.00))] =
$1,000 x [1 + (-20.00% x (100/80.00))] =
= $750.00
The investor would incur a loss of 25.00% on the Notes. No further amount will be owed to you under the Notes.

Selected Purchase Considerations
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Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons and you will not participate in any appreciation in the price of the Reference Asset, which may be significant.

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Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is approximately one year, the Notes will be called before maturity if the closing price of the Reference Asset is at or above the Initial Price on the applicable Observation Date (other than the final Observation Date). In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date, plus any previously unpaid Contingent Coupons with respect to prior Observation Dates.

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Contingent Protection Against Loss — If the Notes are not automatically called and the Final Price is at or above the Buffer Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon and any previously unpaid Contingent Coupons with respect to prior Observation Dates). If the Notes are not automatically called and the Final Price is less than the Buffer Price, you will lose 1.25% of the principal amount of your Notes for every 1% that the Final Price is less than the Buffer Price. Under these circumstances, you may lose up to your entire principal amount.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
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Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Asset below the Buffer Price and the Notes are not automatically called. You will lose 1.25% of the principal amount of your Notes for each 1% that the Final Price is less than the Buffer Price.

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Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Asset is above the Buffer Price.

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You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If (i) the closing price of the Reference Asset on an Observation Date (other than the final Observation Date) or (ii) with respect to the final Observation Date, the Final Price is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Asset is less than the Coupon Barrier on each of the Observation Dates (other than the final Observation Date) and the Final Price is less than the Coupon Barrier, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes.

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Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

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Reinvestment Risk — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date. In addition, for the avoidance of doubt, the fees and commissions described in this document will not be rebated or subject to amortization if the Notes are called prior to maturity.

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Credit of Issuer — The Notes are our senior unsecured debt securities. As a result, all payments on the Notes are dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the date that the Initial Price was determined.  No assurance can be given as to what our financial condition will be on any payment date.

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There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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Owning the Notes Is Not the Same as Owning the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Asset or the securities held by the Reference Asset would have. Further, you will not participate in any appreciation of the Reference Asset or those securities, which could be significant.

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Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the securities held by the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
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The Initial Estimated Value of the Notes Is Less than the Price to the Public — The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

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The Initial Estimated Value of the Notes on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Trade Date — The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

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Market Disruption Events and Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates, the Valuation Dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement and this pricing supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Asset on an Observation Date or Valuation Date, see “Market Disruption Events on a Valuation Date” below, and “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

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Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of Nasdaq, Inc., the sponsor of the of the Underlying Index (the “Index Sponsor”), concerning the calculation of the Nasdaq-100 Index (the “Underlying Index”), additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the sponsor discontinues or suspends the calculation or publication of the Underlying Index.
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Adjustments to the Reference Asset Could Adversely Affect the Notes – The investment adviser of the Reference Asset is responsible for calculating and maintaining the Reference Asset. The investment advisor can add, delete or substitute the stocks comprising the Reference Asset, or may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the Notes.

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We Have No Affiliation with the Advisor of the Reference Asset and Are Not Responsible for its Public Disclosure of Information – We and our affiliates are not affiliated with the investment adviser in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. The Reference Asset’s advisor is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

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We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.

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The Notes Are Subject to Non-U.S. Securities Market Risk.  The Notes are subject to risks associated with non-U.S. companies and non-U.S. securities markets because some of the companies held by the QQQ are non-U.S. companies that may be traded on various non-U.S. exchanges. Non-U.S. securities may be more volatile than U.S. securities, and market developments may affect these companies differently from U.S. companies. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. Securities prices of non-U.S. companies are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect – The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index. Additionally, the performance of the Reference Asset is expected to reflect transaction costs and fees that are not included in the calculation of the Underlying Index.

During periods of market volatility, securities held by the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately its net asset value per share and its liquidity may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the applicable net asset value per share. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as its net asset value per share, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce the payments on the Notes.
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities that it holds that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price or level of the Reference Asset or the Underlying Index. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the valuation dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.
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The Antidilution Adjustments That the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Reference Asset— RBCCM, as calculation agent, will adjust the amount payable at maturity for certain events affecting the Reference Asset.  However, the calculation agent will not make an adjustment for every event that could affect the Reference Asset.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the Notes may be materially and adversely affected.

Information Regarding the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act of 1940. Companies with securities that are so registered are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be obtained through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed relating to the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The graph below illustrates the performance of the Reference Asset from January 1, 2015 to June 24, 2020. The closing price of the Reference Asset on June 24, 2020 was $243.71. The red line represents the Coupon Barrier and Buffer Price of $194.97, which is equal to 80.00% of the Initial Price, rounded to two decimal places.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
We obtained the information regarding the historical performance of the Reference Asset in the graph above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Asset on any Observation Date or Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your principal amount.

The Invesco QQQSM Trust, Series 1 (“QQQ”)
The QQQ is a unit investment trust designed to generally correspond to the price and yield performance of the NASDAQ-100 Index® (the “NDX”).  The QQQ will, under most circumstances, consist of all of stocks in the NDX. The NDX includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. The QQQ and the NDX are rebalanced quarterly and reconstituted annually.  The QQQ’s sponsor is Invesco Capital Management LLC.
Shares of the QQQ are listed on The NASDAQ Stock Market, Inc., under the symbol “QQQ.”
Description of the NASDAQ-100 Index®
The Nasdaq-100 Index (the “NDX”) includes 100 of the largest U.S. and non-U.S. non-financial companies listed on The Nasdaq Stock Market based on market capitalization. The NDX reflects companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies such as investment companies.
The NDX is calculated under a modified capitalization-weighted methodology. The methodology is expected to retain in general the economic attributes of capitalization-weighting while providing enhanced diversification. To accomplish this, Nasdaq will review the composition of the index on a quarterly basis and adjust the weightings of NDX components using a proprietary algorithm, if certain pre-established weight distribution requirements are not met.  Additional information relating to the NDX and its method of calculation may be found on Nasdaq’s website.  However, information on that website is not deemed to be included or incorporated by reference in this document.
Initial Eligibility Criteria
To be eligible for initial inclusion in the NDX, a security must meet the following criteria:
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the issuer of the security’s primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

•	the security must be issued by a non-financial company, as defined in the Nasdaq rules;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	a security must have average daily trading volume of at least 200,000 shares (measured annually during the ranking review process);
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if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the ranking review process);

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the NDX;
•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;
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the security must have “seasoned” on Nasdaq, NYSE or NYSE American. Generally, a company is considered to be seasoned if it has been listed on a market for at least three full months (excluding the first month of initial listing).

Detailed Initial Eligibility Criteria
Listings
For inclusion in the NDX, a security must be listed exclusively on the Nasdaq Global Select Market or Nasdaq Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing).
Security Types
Security types generally eligible for the NDX include common stocks, ordinary shares, ADRs, and tracking stocks. Security or company types not included in the NDX are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The NDX does not contain securities of investment companies.
Market Capitalization
There is no minimum market capitalization requirement. Inclusion will be determined based on the top 100 largest issuers based on market capitalization meeting all other eligibility requirements. Market capitalization is determined by multiplying a security’s “last sale price” by its total shares outstanding.
Liquidity
Each security must have a minimum three-month average daily trading volume (ADTV) of 200 thousand shares. The ADTV is determined by the average of the sum product of the security’s daily trading volume for each day during the previous three month period.
Security Seasoning Criteria
The security must have been traded for at least full three months, not including month of initial listing, on Nasdaq, NYSE or NYSE American.
Continued Eligibility Criteria
To be eligible for continued inclusion in NDX, a security must meet the following criteria:
•	the issuer of the security’s primary U.S. listing must be exclusively listed on the Nasdaq Global Select Market or the Nasdaq Global Market
•	the security must be issued by a non-financial company;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have average daily trading volume of at least 200,000 shares in the previous three month trading period (measured annually during the ranking review process);
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if the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

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the issuer must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the NDX, effective after the close of trading on the third Friday of the following month;

•	and the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.
For the purposes of the eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.
Index Evaluation
Except under extraordinary circumstances that may result in an interim evaluation, NDX composition is reviewed on an annual basis as follows. Issuer securities which meet the applicable eligibility criteria are ranked by market value. NDX-eligible securities which are already in the index and whose issuer is ranked in the top 100 eligible companies (based on market capitalization) are retained in the index. An issuer that is ranked 101 to 125 is also retained, provided that such issuer was ranked in the top 100 eligible issuers as of the previous ranking review or was added to the NDX subsequent to the previous ranking review. Issuers not meeting such criteria are replaced. The replacement securities chosen are those NDX-eligible securities not currently in the index whose issuers have the largest market capitalization. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document through the end of November.
Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the ranking review, an issuer no longer meets the continued eligibility criteria, or is otherwise determined to have become ineligible for continued inclusion in the Index, it is replaced with the largest market capitalization issuer not currently in the Index and meeting the initial eligibility criteria listed above. Ordinarily, a security will be removed from the Index at its last sale price. If, however, at the time of its removal, the security is halted from trading on its primary listing market and an official closing price cannot readily be determined, the security may, in Nasdaq’s discretion, be removed at a zero price. The zero price will be applied to the security after the close of the market but prior to the time the official closing value of the NDX is disseminated.
Market Disruption Events on a Valuation Date
If a market disruption event occurs or is continuing on any scheduled Valuation Date other than the final Valuation Date, the price of the Reference Asset for that Valuation Date will equal the closing price of the Reference Asset on the next scheduled Valuation Date.  For example, if a market disruption event occurs or is continuing on the first and second scheduled Valuation Dates, but not on the third scheduled Valuation Date, then the closing price of the Reference Asset on the third scheduled Valuation Date will also be deemed to be the closing price of the Reference Asset on the first and second scheduled Valuation Dates.  If no further scheduled valuation dates occur after a valuation date on which a market disruption event occurs or is continuing or if a market disruption event occurs or is continuing on the final Valuation Date, then the closing price of the Reference Asset for that Valuation Date will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered to be commercially reasonable under the circumstances) by the calculation agent on that final Valuation Date, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price of the Reference Asset that would have prevailed in the absence of the market disruption event.
Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $5 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. We or one of our affiliates will also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
Delivery of the Notes will be made against payment for the Notes on June 30, 2020, which is more than two business days following the trade date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the initial estimated value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the initial estimated value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.
The placement agents have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”).  Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 10, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service (“IRS”) could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (such as a rebalancing of the Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.
Terms Incorporated in the Master Note
All of the terms appearing in the sections “Key Terms” (except the item captioned “Estimated Value”), “Market Disruption Events on a Valuation Date” and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, in the Series H MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.

Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.